TRANSFIRST HOLDINGS CORP.

1393 Veterans Memorial Highway, Suite 307S

Hauppauge, New York 11788

April 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mara L. Ransom Lilyanna Peyser Jennifer López-Molina

Re:	TransFirst Holdings Corp.

Request to Withdraw Registration Statement on Form S-1

File No. 333-207456

Ladies and Gentlemen:

TransFirst Holdings Corp. (the “Company”), pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended, together with all exhibits thereto (File No 333-207456) (the “Registration Statement”), effective as of the date of this application or as soon as practicable thereafter. The Registration Statement was originally filed with the Commission on October 16, 2015.

The Registration Statement was filed in connection with the proposed initial public offering by the Company of its common stock, which the Company has determined not to pursue at this time. The Registration Statement has not been declared effective, and no securities have been sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Please send a copies of the written order granting withdrawal of the Registration Statement to the undersigned at 1393 Veterans Memorial Highway, Suite 307S, Hauppauge, NY 11788, with a copy to Robert E. Goedert of Kirkland & Ellis LLP, facsimile number (312) 862-2200.

If you have any questions regarding this application, please contact Robert M. Hayward at (312) 862-2133 or Robert E. Goedert at (312) 862-7317 of Kirkland & Ellis LLP. Thank you for your assistance in this matter.

Very truly yours,

/s/ Nancy Disman Nancy Disman Chief Financial Officer